[PLACED ON iGO, INC. LETTERHEAD]

January 4, 2013

Via EDGAR and by courier

Ms. Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	iGo, Inc. Preliminary Proxy Statement on Schedule 14A Filed December 20, 2012 File No. 000-31909

Dear Ms. Jacobs:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated December 28, 2012, to Michael D. Heil, President and Chief Executive Officer of iGo, Inc. (the “Company”) regarding the Preliminary Proxy Statement on Schedule 14A (PRE 14A) (the “Preliminary Proxy Statement”) filed with the Commission on December 20, 2012.

The Company notes that a Definitive Proxy Statement on Schedule 14A (DEF 14A) (the “Definitive Proxy Statement”) was inadvertently filed on December 31, 2012, prior to clearance of the Staff’s comments to the Preliminary Proxy Statement. Thus, in connection with this response letter, the Company is filing an amended Definitive Proxy Statement on Schedule 14A (DEFR 14A), together with a copy of the same that is marked to show the changes from the Definitive Proxy Statement filed on December 31, 2012.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Proposal 1: Approve an Amendment to our Certificate of Incorporation, as amended, page 3

Staff’s Comment:

1. Please disclose, in tabular format, the number of shares of the company’s common stock currently authorized, currently issued and outstanding, and currently authorized but unissued, and the number of shares in those same categories after completion of the 1:10 reverse stock split as well as the 1:15 reverse stock split.

Company Response:

In response to the Staff’s comment, the Company will file an amended Definitive Proxy Statement that includes, in tabular format under the heading “Effect on Outstanding Shares,” as of the record date:

•	the number of shares of the Company’s common stock authorized;

•	the number of shares of the Company’s common stock issued and outstanding;

Securities and Exchange Commission

January 4, 2013

Page Two

•	the number of shares of the Company’s common stock authorized but unissued; and

•	the number of shares in those same categories after the completion of a 1:10 reverse stock split as well as a 1:15 reverse stock split.

Staff’s Comment:

2. Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split. If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

Company Response:

In response to the Staff’s comment, the Company respectfully directs the Staff’s attention to the last sentence of the second paragraph of Page 1 of the Definitive Proxy Statement as originally filed, which addresses the Staff’s comment as follows:

“As of the date of this proxy statement, we do not have any current plans, arrangements or understandings relating to the issuance of any additional shares of authorized common stock that will become available following the reverse stock split.”

In addition, the Company will file an amended Definitive Proxy Statement to provide additional disclosure under the heading “Potential Anti-Takeover Effect” that the Company presently has no plans to issue any of the authorized shares of common stock that would become newly available following the reverse stock split.

Staff’s Comment:

3. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Company Response:

In response to the Staff’s comment, the Company will file an amended Definitive Proxy Statement to provide additional disclosure, under the heading “Potential Anti-Takeover Effect,” of the possible anti-takeover effects of the effective increase in the Company’s authorized shares, including that management may use the additional shares to resist or frustrate a third-party transaction favored by a majority of independent stockholders (although it has no intent to do so), along with a brief discussion of other anti-takeover mechanisms available to the Company. The amended disclosure also clarifies that there are no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

Securities and Exchange Commission

January 4, 2013

Page Three

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-3600.

Sincerely,

iGO, INC.

By:	/s/ Michael D. Heil

Name:	Michael D. Heil
Its:	President and Chief Executive Officer

Enclosures

cc:	DLA Piper LLP (US) Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com) Jared Jensen, Esq. (via e-mail: jared.jensen@dlapiper.com)